	STRADLING YOCCA CARLSON & RAUTH, P.C. 660 NEWPORT CENTER DRIVE, SUITE 1600 NEWPORT BEACH, CA 92660-6422 SYCR.COM	CALIFORNIA NEWPORT BEACH SACRAMENTO SAN DIEGO SAN FRANCISCO SANTA BARBARA SANTA MONICA

RYAN C. WILKINS 949.725.4115 RWILKINS@SYCR.COM		COLORADO DENVER NEVADA RENO

June 4, 2015

SUBMITTED VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino
Ji Shin
David Edgar
Craig Wilson

Re:	AppFolio, Inc.

Registration Statement on Form S-1

Filed May 18, 2015

File No. 333-204262

Responses to Staff comments made by letter dated June 1, 2015

Dear Mr. Crispino:

Set forth below are the responses of AppFolio, Inc., a Delaware corporation (the “Company”), to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 1, 2015 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-1 (File No. 333-204262), which the Company filed on May 18, 2015 (the “Original Registration Statement”). Concurrent with the submission of this response letter, the Company is filing Amendment No.1 to the Original Registration Statement (as so amended, the “Registration Statement”). The Registration Statement has been revised in response to Staff comments made in the Comment Letter and to update certain other information.

The Company’s responses are preceded by a reproduction of the corresponding Staff comment as set forth in the Comment Letter. To the extent applicable, each response contains a reference to the page number(s) where the responsive information may be found in the Registration Statement.

Securities and Exchange Commission

AppFolio, Inc.

Registration Statement on Form S-1

June 4, 2015

General

1.	We note your response to prior comment 2 and the written communications that were supplementally provided. It appears that a video was presented to potential investors. Please supplementally provide us with any video presentations or written transcript.

Company Response:

The Company respectfully advises the Staff that the only videos presented to potential investors were two product demo videos. In response to the Staff’s comment, we are providing supplementally to the Staff, under separate cover, a CD copy of those two product demo videos.

Prospectus Summary

Our Market Opportunity, page 4

2.	We note your response in prior comment 8. Please revise to include the substance of your response in the registration statement.

Company Response:

In response to the Staff’s comment, we have revised the disclosure on pages 4 and 84 to 85 of the Registration Statement.

Risk Factors

Risks Related to Our Business and Our Industry

“Our estimates of market opportunity are subject to significant uncertainty …,” page 23

3.	You caution investors not to place undue reliance on your market opportunity estimates. Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in your registration statement. This comment also applies to your disclosure on page 45.

Company Response:

In response to the Staff’s comment, we have revised the disclosure on pages 23 and 45 of the Registration Statement.

Securities and Exchange Commission

AppFolio, Inc.

Registration Statement on Form S-1

June 4, 2015

Use of Proceeds, page 46

4.	Please disclose in this section how the interest rate on the outstanding indebtedness under your credit facility with Wells Fargo Bank, N.A. is calculated or include a cross-reference to the discussion in your Liquidity and Capital Resources discussion. Refer to Instruction 4 to Item 504 of Regulation S-K.

Company Response:

In response to the Staff’s comment, we have revised the disclosure on page 46 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 58

5.	We note your response to prior comment 16. It appears from the supplemental materials that you have provided in response to prior comment 2 that you have discussed your renewal rates with potential investors but not your annual dollar-based net expansion rate. Given the statement in your response that the net expansion rate provides a better measure of performance than customer renewal rate, tell us why management chose to discuss your renewal rate rather than the net expansion rate with potential investors.

Company Response:

The Company respectfully advises the Staff that the reference to “Net Renewal Rates of 100%+ Across Our Offerings” in the supplemental materials presented to potential investors is actually a reference to the Company’s annual dollar-based net expansion rate, which, as disclosed in the Registration Statement, was 100% for the Company’s law firm customers and 133% for the Company’s property manager customers as of December 31, 2014. The Company used the phrase “net renewal rate” informally in the supplemental materials presented to potential investors at a time prior to the public filing of the Registration Statement, but intended to refer to the annual dollar-based net expansion rate, calculated in the manner described in the Registration Statement, and not a separate measure of customer renewal rates. The Company hereby confirms, for the reasons outlined in its response to prior comment 16, that it believes the annual dollar-based expansion rate is a more useful measure to investors than a separate measure of customer renewal rates.

Securities and Exchange Commission

AppFolio, Inc.

Registration Statement on Form S-1

June 4, 2015

Contractual Obligations and Other Commitments, page 67

6.	We note that you entered into a term loan and credit facility in March 2015 which is a material change to the information provided in the table. Please revise to discuss the term loan and credit facility in the contractual obligation table’s narrative discussion.

Company Response:

In response to the Staff’s comment, we have revised the disclosure on page 67 of the Registration Statement.

Management

Committees of the Board of Directors, page 105

7.	We note your response to prior comment 23. Please tell us how you considered Rule 10A-3(e)(1)(iii) in determining Mr. von Blottnitz is not an affiliate of the Company. In this regard, please describe Mr. von Blottnitz’s role as venture partner at BV Capital.

Company Response:

The Company respectfully advises the Staff that, during additional discussions with Mr. von Blottnitz in response to the Staff’s comment, Mr. von Blottnitz clarified that he initially reported that he continues to serve as a venture partner of BV Capital out of an abundance of caution principally because he continues to have a pecuniary interest in shares of the Company’s capital stock owned by BV Capital, and because he continues to serve on the board of directors of the Company as the nominee of BV Capital (which will cease to be the case upon the completion of the offering). Thus, Mr. von Blottnitz was using the term venture partner in a colloquial manner to convey this relationship, but did not intend to signal that he currently serves as a principal of BV Capital. Further, Mr. von Blottnitz is not currently an employee of, and does not currently serve as a consultant or advisor to, BV Capital. In light of this development, the Company has revised the disclosure on page 103 of the Registration Statement to clarify that Mr. von Blottnitz is a “former” venture partner of BV Capital.

In addition, while Mr. von Blottnitz does continue to communicate with BV Capital, in particular about its investment in the Company’s shares, Mr. von Blottnitz does not have the ability to influence voting or investment decisions made by BV Capital in relation to the Company’s shares, or the securities of any other company owned by BV Capital. As disclosed in footnote 2 to the “Principal Stockholder” section on page 124 of the Registration Statement, Matthias Schilling, the sole managing member of BV Capital Management, LLC, has sole voting and investment power over the Company shares beneficially owned by BV Capital.

Securities and Exchange Commission

AppFolio, Inc.

Registration Statement on Form S-1

June 4, 2015

For the foregoing reasons, and for the reasons outlined in its response to prior comment 17, the Company believes that Mr. von Blottnitz is not an affiliate of the Company for purposes of Rule 10A-3(e)(1)(iii).

In response to the Staff’s statements in the Comment Letter, the Company hereby acknowledges the following:

•	that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Securities and Exchange Commission

AppFolio, Inc.

Registration Statement on Form S-1

June 4, 2015

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned via telephone at (949) 725-4115 or via email at rwilkins@sycr.com, or in his absence, Lisa Murison via telephone at (424) 214-7037 or via email at lmurison@sycr.com.

Sincerely,

STRADLING YOCCA CARLSON & RAUTH, P.C.

/s/ Ryan C. Wilkins

Ryan C. Wilkins

cc:

AppFolio, Inc.

Brian Donahoo, Chief Executive Officer

Ida Kane, Chief Financial Officer

Wilson Sonsini Goodrich & Rosati, P.C.

Jose F. Macias

Erika M. Muhl

Stradling Yocca Carlson & Rauth, P.C.

C. Craig Carlson

Lisa A. Murison